SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Theresa Roche

c/o OAR Management, Inc.

9911 S. 78th Avenue

Hickory Hills, IL 60457

708-430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No.: 004854105

1	Names of Reporting Persons Robert W. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 13,900,836
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 13,900,836
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,900,836 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 15.51%(2)
14	Type of Reporting Person (See Instructions): IN

(1)	Includes the following shares that are expected to be sold on June 30, 2016 pursuant to the purchase and sale arrangements described herein: (i) 12,052,976 ordinary shares and 50,072 American Depositary Shares, each of which represents 20 ordinary shares (“ADSs”) (for a total of 1,001,440 ordinary shares underlying the 50,072 ADSs), held by Acorn Composite Corporation, of which Mr. Robert W. Roche is the sole owner; and (ii) 42,321 ADSs (representing a total of 846,420 ordinary shares) held by The Robert W. Roche 2009 Declaration of Trust, of which Mr. Robert W. Roche is the trustee.

(2)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on October 16, 2015 (the “Form 6-K”).

2

CUSIP No.: 004854105

1	Names of Reporting Persons Acorn Composite Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 13,054,416
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 13,054,416
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,054,416(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 14.57%4)
14	Type of Reporting Person (See Instructions): CO

(3)	Includes 12,052,976 ordinary shares and 50,072 ADSs (representing a total of 1,001,440 ordinary shares) held by Acorn Composite Corporation, which are expected to be sold on June 30, 2016 pursuant to the purchase and sale arrangements described herein.

(4)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

3

CUSIP No.: 004854105

1	Names of Reporting Persons The Robert W. Roche 2009 Declaration of Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 846,420
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 846,420
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 846,420(5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 0.94% (6)
14	Type of Reporting Person (See Instructions): OO

(5)	Includes 42,321 ADSs (representing a total of 846,420 ordinary shares) held by The Robert W. Roche 2009 Declaration of Trust, which are expected to be sold on June 30, 2016 pursuant to the purchase and sale arrangements described herein.

(6)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

4

CUSIP No.: 004854105

1	Names of Reporting Persons The Grand Crossing Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,846,291
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,846,291
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,846,291(7)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 2.06%(8)
14	Type of Reporting Person (See Instructions): OO

(7)	Includes 1,846,291 ordinary shares held by The Grand Crossing Trust, which are expected to be sold on June 30, 2016 pursuant to the purchase and sale arrangements described herein.

(8)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

5

CUSIP No.: 004854105

1	Names of Reporting Persons The Felicitas Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,675,820
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,675,820
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,675,820(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 1.87%10)
14	Type of Reporting Person (See Instructions): OO

(9)	Includes 83,791 ADSs (representing a total of 1,675,820 ordinary shares) held by The Felicitas Trust, which are expected to be sold on June 30, 2016 pursuant to the purchase and sale arrangements described herein.

(10)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

6

CUSIP No.: 004854105

1	Names of Reporting Persons The Moore Bay Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760(11)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 1.95%(12)
14	Type of Reporting Person (See Instructions): OO

(11)	Includes 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust.

(12)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

7

CUSIP No.: 004854105

1	Names of Reporting Persons Edward J. Roche, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,856,820
	8	Shared Voting Power: 3,522,111
	9	Sole Dispositive Power: 1,856,820
	10	Shared Dispositive Power: 3,522,111
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,378,931(13)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 6.0%(14)
14	Type of Reporting Person (See Instructions): IN

(13)

Includes (i) 5,253 ADSs (representing a total of 105,060 ordinary shares) held directly by Mr. Edward J. Roche, Jr.; (ii) 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust, for which Mr. Edward J. Roche, Jr. is a trustee and exercises sole dispositive and voting power; (iii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Edward J. Roche, Jr. is a co-trustee and exercises shared dispositive and voting power; and (iv) 83,791 ADSs (representing a total of 1,675,820 ordinary shares) held by The Felicitas Trust, for which Mr. Edward J. Roche, Jr. is a co-trustee and exercises shared dispositive and voting power.

Of the foregoing shares, the following shares are expected to be sold on June 30, 2016 pursuant to the purchase and sale arrangements described herein: (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Edward J. Roche, Jr. is a co-trustee and exercises shared dispositive and voting power; and (ii) 83,791 ADSs (representing a total of 1,675,820 ordinary shares) held by The Felicitas Trust, for which Mr. Edward J. Roche, Jr. is a co-trustee and exercises shared dispositive and voting power.

(14)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

8

CUSIP No.: 004854105

1	Names of Reporting Persons Joseph Cachey, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 48,500
	8	Shared Voting Power: 3,522,111
	9	Sole Dispositive Power: 48,500
	10	Shared Dispositive Power: 3,522,111
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,570,611(15)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.98%(16)
14	Type of Reporting Person (See Instructions): IN

(15)

Includes (i) 2,425 ADSs (representing a total of 48,500 ordinary shares) held directly by Mr. Joseph Cachey, Jr.; (ii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Joseph Cachey, Jr. is a co-trustee and exercises shared dispositive and voting power; and (iii) 83,791 ADSs (representing a total of 1.675,820 ordinary shares) held by The Felicitas Trust, for which Mr. Joseph Cachey, Jr. is a co-trustee and exercises shared dispositive and voting power.

Of the foregoing shares, the following shares are expected to be sold on June 30, 2016 pursuant to the purchase and sale arrangements described herein: (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Joseph Cachey, Jr. is a co-trustee and exercises shared dispositive and voting power; and (ii) 83,791 ADSs (representing a total of 1.675,820 ordinary shares) held by The Felicitas Trust, for which Mr. Joseph Cachey, Jr. is a co-trustee and exercises shared dispositive and voting power.

(16)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

9

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 36,507,937
	8	Shared Voting Power: 2,460,000
	9	Sole Dispositive Power: 36,507,937
	10	Shared Dispositive Power: 2,460,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(17)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 43.48%(18)
14	Type of Reporting Person (See Instructions): IN

(17)	Includes (a) the 21,544,990 ordinary shares already owned by Ritsuko Hattori-Roche, including (i) 129,770 ordinary shares and 993,511 American Depository Shares, each of which represents 20 ordinary shares (“ADSs”) (representing a total of 19,870,220 ordinary shares), held directly by Bireme Limited, in which Ritsuko Hattori-Roche has an 87.7% interest (of which Ritsuko Hattori-Roche has sole voting and dispositive power over the 87.7% interest and shared voting and dispositive power over the remaining 12.3% interest), and (ii) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power, and (b) the 17,422,947 ordinary shares expected to be purchased on June 30, 2016 by Ritsuko Hattori-Roche, including (i) an aggregate of 12,052,976 ordinary shares and 50,072 ADSs (representing a total of 1,001,440 ordinary shares) to be sold by Acorn Composite Corporation (of which Mr. Roche is the sole owner), (b) 1,846,291 ordinary shares to be sold by The Grand Crossing Trust, (c) 83,791 ADSs (representing a total of 1,675,820 ordinary shares) to be sold by The Felicitas Trust and (d) an aggregate of 42,321 ADSs (representing a total of 846,420 ordinary shares) to be sold by The Robert W. Roche 2009 Declaration Trust (of which Mr. Roche is the trustee).

(18)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

10

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings LTD
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,545,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,545,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(21)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 1.72%(22)
14	Type of Reporting Person (See Instructions): OO

(21)	Includes 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power.

(22)	Based on 89,617,708 total outstanding ordinary shares of the Issuer as of June 30, 2015 (approximately 15,864,027 of which were represented by ADSs), as disclosed by the Issuer in the Form 6-K.

11

EXPLANATORY NOTE

The following constitutes Amendment No. 8 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 8”) relating to the shares of the Issuer. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D. While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 4.	Purpose of Transaction

Acorn Composite Corporation, Grand Crossing Trust, The Felicitas Trust and The Robert W. Roche 2009 Declaration of Trust intend to sell the securities described in Item 5 of this Amendment No. 8 for diversification purposes.

Other than the sale arrangements described in this Amendment No. 8, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

The disclosure set forth under Item 5 of this Amendment No. 8 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following disclosure:

(a) – (c)  On May 10, 2016, Acorn Composite Corporation, Grand Crossing Trust, The Felicitas Trust and The Robert W. Roche 2009 Declaration of Trust entered into a Purchase and Sale Agreement with Ritsuko Hattori-Roche, pursuant to which Ritsuko Hattori-Roche agreed to purchase an aggregate of 17,422,947 ordinary shares beneficially owned by the sellers, equal to about 19.44% of the equity of the Issuer, including (a) an aggregate of 12,052,976 ordinary shares and 50,072 American Depositary Shares (each of which represents 20 ordinary shares (“ADSs”), for a total of 1,001,440 ordinary shares underlying the 50,072 ADSs) held by Acorn Composite Corporation (of which Mr. Roche is the sole owner), (b) 1,846,291 ordinary shares held by The Grand Crossing Trust, (c) 83,791 ADSs (representing a total of 1,675,820 ordinary shares) held by The Felicitas Trust and (d) an aggregate of 42,321 ADSs (representing a total of 846,420 ordinary shares) held by The Robert W. Roche 2009 Declaration of Trust (of which Mr. Roche is the trustee).

The purchase is expected to be consummated on June 30, 2016, at a purchase price for each of the ordinary shares and ADSs equal to the fair market value thereof as of the purchase agreement date, as determined by an independent professional valuation firm.

The description of the Purchase and Sale Agreement is qualified in its entirety by reference to the Purchase and Sale Agreement, which is included as Exhibit 2 and is incorporated herein by reference.

Following the consummation of the sale, Ritsuko Hattori-Roche will beneficially own an aggregate of 38,967,937 ordinary shares, equal to about 43.48% of the equity of the Issuer, including (a) the 21,544,990 ordinary shares already owned by her, equal to about 24.04% of the equity of the Issuer, and (b) the 17,422,947 ordinary shares to be purchased by her, equal to about 19.44% of the equity of the Issuer. Ritsuko Hattori-Roche already beneficially owned an aggregate of 21,544,990 ordinary shares, equal to about 24.04% of the equity of the Issuer, including (a) 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares) held directly by Bireme Limited, in which Ritsuko Hattori-Roche has an 87.7% interest (of which Ritsuko Hattori-Roche has sole voting and dispositive power over the 87.7% interest and shared voting and dispositive power over the remaining 12.3% interest) and (b) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power.

On November 30, 2015, the Issuer had changed the ratio of its American depositary shares (“ADSs”) to ordinary shares, par value $0.01 per share from 1:3 to 1:20, pursuant to which the record holders of the Issuer’s ADS received 0.15 new ADSs for each ADS surrendered by them, which effected a 3-for-20 reverse ADS split.

(d) Not applicable.

(e) Following the consummation of the sale, Robert W. Roche will not own of record any securities of the Issuer. His beneficial ownership arose through the ownership by Acorn Composite Corporation, of which Mr. Robert W. Roche is the sole owner, and The Robert W. Roche 2009 Declaration of Trust, of which Mr. Robert W. Roche is the trustee, both of which agreed to sell all of their shares to Ritsuko Hattori-Roche in the purchase transactions. Mr. Roche disclaims any beneficial ownership of the securities of the Issuer held by his spouse.

12

Following the consummation of the purchase transactions, Mr. Edward J. Roche, Jr. will remain a beneficial owner of 1,846,690 ordinary shares, representing about 2.06% of the outstanding equity of the Issuer, including (a) 94,930 ordinary shares, including 1,250 ordinary shares and 4,684 ADSs (representing a total of 93,680 ordinary shares), held directly by him and (b) 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust, for which Mr. Edward Roche is a trustee and exercises sole dispositive and voting power. Mr. Edward Roche's other beneficial ownership was through two trusts (The Grand Crossing Trust, for which Mr. Edward Roche is a co-trustee and exercises shared dispositive and voting power, and The Felicitas Trust, for which Mr. Edward Roche is a co-trustee and exercises shared dispositive and voting power), both of which are selling their positions in connection with the transactions.

Following the consummation of the purchase transactions, Mr. Joseph Cachey, Jr. will remain a beneficial owner of 1,975 ADSs (representing a total of 39,500 ordinary shares) held directly by him, representing about 0.04% of the outstanding equity of the Issuer. Mr. Cachey's other beneficial ownership was through two trusts (The Grand Crossing Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power, and The Felicitas Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power), both of which are selling their positions in connection with the transactions.

There can be no assurance that the transactions referred to above will be consummated when anticipated if at all. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 5 of this Amendment No. 8 is incorporated herein by reference.

Item 7.	Material to be Filed as an Exhibit

1	Joint Filing Agreement.

2	Purchase and Sale Agreement, dated as of May 10, 2016, among Acorn Composite Corporation, Grand Crossing Trust, The Felicitas Trust, and The Robert W. Roche 2009 Declaration of Trust, as Sellers, and Ritsuko Hattori-Roche, as Purchaser.

13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 11, 2016

/s/ Robert W. Roche			/s/ Edward J. Roche, Jr.
Robert W. Roche			Edward J. Roche, Jr.

Acorn Composite Corporation

By:	/s/ Robert W. Roche			/s/ Joseph Cachey, Jr.
Name:	Robert W. Roche			Joseph Cachey, Jr.
Title:	President

The Robert W. Roche 2009 Declaration of Trust			The Moore Bay Trust

By:	/s/ Robert W. Roche		By:	/s/ Edward J. Roche, Jr.
Name:	Robert W. Roche		Name:	Edward J. Roche, Jr.
Title:	Trustee		Title:	Trustee

The Grand Crossing Trust			The Felicitas Trust

By:	/s/ Joseph Cachey, Jr.		By:	/s/ Joseph Cachey, Jr.
Name:	Joseph Cachey, Jr.		Name:	Joseph Cachey, Jr.
Title:	Trustee		Title:	Trustee

By:	/s/ Edward J. Roche, Jr.		By:	/s/ Edward J. Roche, Jr.
Name:	Edward J. Roche, Jr.		Name:	Edward J. Roche, Jr.
Title:	Trustee		Title:	Trustee

Catalonia Holdings LTD

		By:	CS Directors Limited, as director

/s/ Ritsuko Hattori-Roche			By:	/s/ Stuart McInnes
Ritsuko Hattori-Roche			Name:	Stuart McInnes
			Title:	Director

[Signature page to Amendment No. 8 to Schedule 13D]

14

EXHIBIT INDEX

1	Joint Filing Agreement.

2	Purchase and Sale Agreement, dated as of May 10, 2016, among Acorn Composite Corporation, Grand Crossing Trust, The Felicitas Trust, and The Robert W. Roche 2009 Declaration of Trust, as Sellers, and Ritsuko Hattori-Roche, as Purchaser.

15